

August 17, 2018

Darren Karst
Senior Executive Vice President and Chief Financial Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

> **Re: Rite Aid Corporation**
> **Form 10-K for Fiscal Year Ended March 3, 2018**
> **Filed April 26, 2018**
> **Form 10-Q for Fiscal Quarter Ended June 2, 2018**
> **Filed July 6, 2018**
> **File No. 001-05742**

Dear Mr. Karst:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 3, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations
Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share and Other Non-GAAP Measures, page 61

1. Please separately disclose the purpose for removing the amounts below in computing the applicable non-GAAP measures:

   - Amortization of EnvisionRx intangible assets and
   - LIFO (credit) charge.

   Also, tell us how you determined the adjustment to remove the amortization of

EnvisionRx intangible assets does not substitute individually-tailored income or expense recognition methods for those of GAAP. Refer to Question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 79

2.   Please revise the other assets and liabilities, net line item to present changes in other assets separately from other liabilities and further breakout any material components. Refer to ASC paragraphs 230-10-45-7 and 45-29.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Vendor Rebates and Allowances and Purchase Discounts, page 88

3.   You discuss here and on pages 21, 24 and 61 the arrangements you have with vendors and manufacturers to provide you with rebates and other allowances. Please tell us the amounts of accounts receivable due from vendors and manufacturers as of each balance sheet date presented and explain why you have not separately disclosed these amounts pursuant to Rule 5-02.3 of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended June 2, 2018

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations
Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share and Other Non-GAAP Measures, page 44

4.   Please revise your disclosure to breakout the amounts included in the Other line item into separate reconciling items in arriving at adjusted EBITDA. Also, disclose the purpose for adjusting for revenue deferrals related to your customer loyalty program. In addition, tell us how you determined this adjustment does not substitute individually-tailored income or expense recognition methods for those of GAAP. Refer to Question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining